AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 1999


                                                Registration No. 333-78821
 ==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                Amendment No. 1
                                      to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              UNIPHASE CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                                        94-2579683
   (State or other jurisdiction                          (I.R.S. Employer
 of incorporation or organization)                     Identification Number)

                              163 BAYPOINTE PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-1800
    (Address, including zip code, and telephone number, including area code, of registrar's principal executive offices)

                               Kevin N. Kalkhoven
    Chairman of the Board of Directors, President and Chief Executive Officer
                              163 Baypointe Parkway
                           San Jose, California 95134
                                 (408) 434-1800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                           Christopher S. Dewees, Esq.
                             David P. Valenti, Esq.
                             Morrison & Foerster LLP
                               755 Page Mill Road
                           Palo Alto, California 94304
                                 (650) 813-5600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

==============================================================================
                           CALCULATION OF REGISTRATION FEE
==============================================================================
                                     Proposed      Proposed
                                      Maximum       Maximum
                                     Aggregate     Aggregate      Amount of
  Title of Shares to   Amount to be  Price Per     Offering      Registration
    be Registered      Registered(1) Share(2)      Price(2)       Fee(2)(3)
---------------------- ------------ ----------- --------------- --------------
Common Stock, $0.001
  par value(4)........  35,776,000     $136.19  $4,872,333,440  $1,354,508.70

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended ("Securities Act"). Based on an estimated number of shares of Uniphase common stock to be exchanged for exchangeable shares (as defined herein) pursuant to the proposed combination of Uniphase and JDS FITEL Inc. multiplied by 0.50855, the exchange ratio.

(2) Pursuant to Rule 457(f), the registration fee was computed on the basis of the market value of the 35,776,000 shares of Uniphase common stock assumed to be issued by the Registrant in connection with the exchange of the exchangeable shares, and in accordance with Rule 457(c) on the basis of the average of the high and low price per share of the shares of Uniphase common stock reported on the NASDAQ National Market on May 17, 1999.

(3) Pursuant to Rule 457(b), the filing fee is offset by the fee of $700,000 paid with the filing under the Securities Exchange Act of 1934 of preliminary copies of the Registrant's proxy materials relating to the transaction.

(4) Includes the preferred stock purchase rights associated with the common stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                  Subject to Completion, dated June 14, 1999




                              Uniphase Corporation



                         35,776,000 SHARES OF COMMON STOCK


The 35,776,000 shares of common stock offered by this prospectus will be held by certain of our stockholders, including some issued in exchange for shares of a subsidiary of ours. We will not receive any of the proceeds from any sale of these shares, but we have agreed to bear the expenses of registration of the shares by this prospectus.

                         Nasdaq National Market symbol:

                                      UNPH

The last sale price our common stock on the Nasdaq National Market on June 11, 1999 was $144.1875 per share.

                         -------------------------------

THE SHARES REGISTERED BY THIS PROSPECTUS INVOLVE A HIGH LEVEL OF INVESTMENT RISK. YOU SHOULD INVEST ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A SUMMARY OF SOME OF THE RISKS RELATED TO THIS INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OF SALE IS NOT PERMITTED.

                         -------------------------------



                                 --------------

                                TABLE OF CONTENTS



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                                                                            PAGE
                                                                            ----
        Uniphase...............................................................

        Risk Factors...........................................................

        Use of Proceeds........................................................

        Description of Uniphase Capital Stock..................................

        Plan of Distribution...................................................

        Income Tax Considerations..............................................

        Incorporation of Certain Documents by Reference........................

        Legal Opinions.........................................................

        Experts................................................................

        Interests of Named Experts.............................................

        Where You May Find More Information....................................

                                UNIPHASE

  Uniphase Corporation designs, develops, manufactures and markets laser subsystems and components and modules for fiber optic telecommunications and cable television systems and laser subsystems.
On January 28, 1999, we and JDS FITEL Inc., a Canadian corporation, executed a definitive agreement to combine our companies in a combination of equals. The combined company will have a total market value of U.S. $6.1 billion based upon the January 27, 1999 closing prices of each company's stock. Under the terms of the agreement, JDS shareholders will, subject to certain conditions, be entitled to receive 0.50855 shares of exchangeable shares of JDS Uniphase Canada Ltd., a subsidiary of Uniphase, or 0.50855 shares of our common stock, for each common share of JDS they hold. The exchangeable shares are the economic and voting equivalent of shares of our common stock and will be exchangeable for shares of our common stock on a one-for-one basis at any time. Following the effective date of the combination, subject to stockholder approval, we expect to change our name to "JDS Uniphase Corporation." Our common stock will continue to be quoted on the Nasdaq National Market under the new symbol "JDSU" and we will continue to report our financial results in U.S. dollars.

  Our principal telecommunications products consist of source lasers, modulators, pump lasers and transmitter modules. These products are used in today's advanced fiber optic telecommunications networks to provide the initial light signal, to encode the signal and to amplify the signal over the long distances over which these networks are deployed. Our laser subsystems are designed for a number of applications and are purchased by our customers for inclusion into equipment for biotechnology, industrial process control and measurement, graphics and printing, and semiconductor inspection equipment and other applications.

  Our initial products consisted of laser subsystems. These industrial lasers are used as a light source within various types of equipment manufactured by our customers. We entered the telecommunications markets in 1995 when we acquired United Technologies Photonics, then a wholly owned subsidiary of United Technologies Research Center located in Hartford, Connecticut. Since that acquisition, our strategy has been to broaden our offering of telecommunications components and modules through further acquisitions and internal growth.

  Following our combination with JDS, we will add JDS' products to the combined company's product line. JDS designs and manufactures a broad range of passive fiberoptic products. In addition, JDS distributes complementary fiberoptic interconnect products that are manufactured by third parties.







  We currently operate the following subsidiaries or divisions offering products for the telecommunications industry:

          Division              Location                Products
---------------------------- -------------- ---------------------------------
Uniphase Netherlands         Netherlands    Source lasers for telecommunications,
                                            cable television and multimedia;
                                            external modulators; pump lasers;
                                            semiconductor optical amplifiers

Uniphase Telecommunications  Connecticut    External modulators and wave length
Products                                    lockers

Uniphase Laser Enterprise    Switzerland    Pump lasers for optical amplifiers

Transmission Systems         Pennsylvania   Cable television transmitters and
Division                                    amplifiers

Uniphase Broadband           Florida        Instrumentation, transmitters and
                                            receivers for telecommunications

Uniphase Fiber Components    Australia      Fiber-Bragg gratings

Uniphase Network Components  California     Grating-based network modules

Uniphase Fiberoptics         United Kingdom Laser packaging for data and
                                            telecommunications

Chassis                      Massachussetts Component packaging

JDS*                         Canada         Passive fiberoptic components and
                                            modules; complimentary fiberoptic
                                            interconnect products


_____________

*       JDS will be added as a result of the proposed combination.


Uniphase has and, subsequent to the proposed combination with JDS, will continue to have its registered office located at 163 Baypointe Parkway, San Jose, California, U.S.A., 95134 (Tel.no. (408) 434-1800). The
registered office of JDS is and, subsequent to the proposed combination, will continue to be located at 570 West Hunt Club Road, Nepean, Ontario, Canada, K2G5W8 (Tel.no. (613) 727-1304). The executive offices of JDS Uniphase will be located in both San Jose and Nepean.


                                RISK FACTORS

Holders of Exchangeable Shares Are Subject to Risks Not Shared by
Holders of Our Common Stock

Canadian Resident Holders of Exchangeable Shares May Not Be Able to Control the Timing of Gain Recognition

We structured our transaction with JDS to provide for a tax deferral for Canadian tax purposes for Canadian residents who receive exchangeable shares from the combination. However, Canadian residents will generally only be able to obtain this tax deferral for as long as they hold the exchangeable shares, and will generally recognize a taxable dividend and/or a gain or loss upon the exchange of their exchangeable shares for shares of our common stock. See "Income Tax Considerations." Apart from the Canadian residents' ability to dispose of or convert their exchangeable shares, under certain circumstances, we or our subsidiaries may compel a purchase of the exchangeable shares. See "Plan of Distribution - Procedures for Issuance of Our
Common Stock." Accordingly, a holder of exchangeable shares cannot control whether such holder will receive shares of our common stock by way of redemption of the exchangeable shares or by way of purchase of the exchangeable shares by us or our subsidiaries. The Canadian federal income tax consequences of a redemption differ from those of a purchase.

The Exchangeable Shares and Our Common Stock May Trade at
Different Values

Although we believe that the market price of the exchangeable shares on The Toronto Stock Exchange and the market price of our common stock on Nasdaq will reflect essentially equivalent values, the market price of our common stock may not be identical, or even similar, to the market price of the exchangeable shares. The Toronto Stock Exchange has conditionally approved the listing of the exchangeable shares on the effective date of our combination with JDS, subject to fulfilling all of the requirements of The Toronto Stock Exchange. Our common stock is listed on Nasdaq. We have agreed that the shares of our common stock issued pursuant to the combination with JDS and issuable from time to time in exchange for the exchangeable shares will be listed on Nasdaq. There is no current intention to list the exchangeable shares or our common stock on any other stock exchange in Canada or the United States. Consequently, the price at which the exchangeable shares will trade will be based upon the market for such shares on The Toronto Stock Exchange and the price at which shares of our common stock will trade will be based upon the market for such shares on Nasdaq.

Our Stock Price Could Fluctuate Substantially

The Unpredictability of Our Quarterly Operating Results Could
Cause Our Stock Price to be Volatile or Decline.

We have experienced and expect to continue to experience significant fluctuations in our quarterly results, which has caused and may in the future cause substantial fluctuations in the market price of our common stock. All of the concerns we discuss under Risk Factors could affect our operating results, including, among others

     o the timing of the receipt of product orders from a limited number of major customers,
     o the loss of one or more of our major suppliers,
     o competitive pricing pressures,
     o the costs associated with the acquisition or disposition of businesses,
     o our ability to design, manufacture and ship technologically advanced products with satisfactory yields on a timely and cost-effective basis,
     o the announcement and introduction of new products by us, and
     o expenses associated with any intellectual property litigation.

In addition to concerns potentially affecting our operating results addressed elsewhere under Risk Factors, the following factors may also influence our operating results:

     o our product mix,
     o the relative proportion of our domestic and international sales, and
     o the timing differences between when we incur expenses to increase our marketing and sales capabilities and when we realize benefits, if any, from such expenditures.

Furthermore, our sales often reflect orders shipped in the same quarter that they are received, which makes our sales vulnerable to short term fluctuations in customer demand and difficult to predict. Also, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, we sell our telecommunications equipment products to Original Equipment Manufacturers who typically order in large quantities and therefore the timing of such sales may significantly affect our quarterly results. An OEM supplies system level network products to telecommunications carriers and others and incorporates our components in these system level products. The timing of such OEM sales can be affected by factors beyond our control, such as demand for the OEMs' products and manufacturing risks experienced by OEMs. In this regard, we have experienced rescheduling of orders by customers in each of our markets and may experience similar rescheduling in the future. As a result of all of these factors, our results from operations may vary significantly from quarter to quarter.

In addition to the effect of ongoing operations on quarterly results, acquisitions or dispositions of businesses, products or technologies by us have resulted in and may in the future result in reorganization of our operations, substantial charges or other expenses, which have caused and may in the future cause fluctuations in our quarterly operating results and cash flows. For example, in the second and fourth quarters of fiscal 1998, we incurred charges of $6.6 million and $33.7 million, respectively for acquired in-process research and development in connection with the acquisition of Uniphase Fiber Components and Uniphase Netherlands. In the third quarter of fiscal 1997, we incurred charges of $33.3 million for acquired in-process research and development in connection with the acquisition of Uniphase Laser Enterprise. In addition, we incurred other charges in connection with acquisitions completed in fiscal 1999, 1998 and 1997.

Finally, our net revenues and operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of our common stock would likely decline, perhaps substantially.

Factors Other Than Our Quarterly Results Could Cause Our Stock
Price to be Volatile or Decline

The market price of our common stock has been and is likely to continue to be highly volatile due to causes other than our historical quarterly results, such as

     o announcements of technological innovations or new products by our competitors,
     o developments with respect to patents or proprietary rights,
     o governmental regulatory action, and
     o general market conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

We are Subject to Manufacturing Difficulties

If We Do Not Achieve Acceptable Manufacturing Yields or
Sufficient Product Reliability Our Operating Results Could Suffer

The manufacture of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in our manufacturing processes or those of our suppliers or their inadvertent use of defective or contaminated materials could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Certain divisions of Uniphase, including Uniphase Laser Enterprise and Uniphase Netherlands, have in the past experienced lower than expected production yields, which could delay product shipments and impair gross margins. These divisions or any of our other manufacturing facilities may not maintain acceptable yields in the future.

During the fourth quarter of fiscal 1998, we commenced construction of a new laser fabrication facility in the Netherlands for Uniphase Netherlands, which we acquired in June 1998. Our Uniphase Netherlands facility has not achieved acceptable manufacturing yields since the June 1998 acquisition, and there is continuing risk attendant to this new facility and its manufacturing yields and costs. Uniphase Netherlands may not successfully manufacture laser products in the future at yield or cost levels necessary to meet our customers' needs, if at all.
In addition, Uniphase Fiber Components is establishing a production facility in Sydney, Australia for fiber Bragg grating products. This facility may not manufacture grating products to customers specifications at the cost and yield levels required. To the extent we do not achieve acceptable manufacturing yields or experience product shipment delays, our business, operating results and financial condition would be materially and adversely affected.

If Our Customers Do Not Qualify Our Manufacturing Lines For
Volume Shipments Our Operating Results Could Suffer.

Customers will not purchase any products (other than limited numbers of evaluation units) prior to qualification of the manufacturing line for the product. Each new manufacturing line must go through varying levels of qualification with our customers. This qualification process determines whether the manufacturing line achieves the customers' minimum quality, performance and reliability standards. Delays in qualification can cause a product to be dropped from a long term supply program and result in significant lost revenue opportunity over the term of that program. As noted in the previous paragraph, we are currently completing new manufacturing facilities in the Netherlands and Australia. We may experience delays in obtaining customer qualification of these facilities. If we fail in the timely qualification of these or other new manufacturing lines, our operating results and customer relationships would be adversely affected.

Difficulties We May Encounter Managing Our Growth Could Adversely
Affect Our Results of Operations

  We have historically achieved our growth through a combination of acquisitions and internally developed new products. As part of our strategy to sustain growth, we expect to continue to pursue acquisitions of other companies, technologies and complementary product lines. We also expect to continue developing new solid state lasers, components and other products for OEM customers and attempt to further penetrate the telecommunications and CATV markets through these new products. Both strategies include risks. The success of each acquisition will depend upon

     o our ability to manufacture and sell the products of the businesses acquired,
     o continued demand for these products by our customers,
     o our ability to integrate the acquired business' operations, products and personnel,
     o our ability to retain key personnel of the acquired businesses, and
     o our ability to expand our financial and management controls and reporting systems and procedures.

  In March 1997, we acquired Uniphase Laser Enterprise, which produces our 980-nm pump laser products. In June 1998, we acquired Uniphase Netherlands. In the case of both acquisitions, we acquired businesses that had previously been engaged primarily in research and development and that needed to make the transition from a research activity to a commercial business with sales and profit levels that are consistent with our overall financial goals. This transition has not yet been completed at Uniphase Netherlands, which continues to operate at higher expense levels and lower gross margins than those required to meet our profitability goals. In addition, in August 1998, we acquired certain assets of Chassis, and in November 1998 acquired Uniphase Broadband. See "Recent Developments." We may not successfully manufacture and sell our products or successfully manage our growth, and failure to do so could have a material adverse effect on our business, financial condition and operating results.

  Since 1997, when we acquired Uniphase Laser Enterprise, we have increased our marketing, customer support and administrative functions to support an increased level of operations primarily from our telecommunications products. We may not be successful in creating this infrastructure nor may we realize any increase in the level of our sales and operations through our new products. We commenced operations at Uniphase Telecommunications Products in 1996 to penetrate the CATV markets, and at Uniphase Network Components in 1998 to develop and market a line of complementary optical components for our telecommunications customers. In each case, we hired development, manufacturing and other staff in anticipation of developing and selling new products. Our operations may not achieve levels sufficient to justify the increased expense levels associated with these new businesses.

Difficulties in Integrating Uniphase and JDS Could Adversely
Affect Our Business

Consistent with our historical growth strategy, in January 1999, we agreed to combine with JDS. If we fail to successfully integrate our and JDS' businesses, our business could suffer. We and JDS have complementary business operations located principally in the United States, Canada and Europe. Our success depends in large part on the successful integration of these operations and the technologies and personnel of the two companies following the combination. Our future management will come from the current management teams of both companies and many members of management will not have previously worked and communicated with other members of management. The integration of the two businesses may result in unanticipated operations problems, expenses and liabilities and diversion of management attention. The integration may not be successful and our operating results may suffer as a result.

If We Fail to Efficiently Combine Our and JDS' Sales and
Marketing Forces, Our Sales Could Suffer

We may experience disruption in sales and marketing in connection with our efforts to integrate our and JDS' sales channels, and we may be unable to efficiently or effectively correct such disruption or achieve our sales and marketing objectives after integration. In addition, sales cycles and sales models for our and JDS' various products may vary significantly from product to product. Our and JDS' sales personnel not accustomed to the different sales cycles and approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel during the period prior to and after the effective date of our combination with JDS. As a result, we may fail to take full advantage of the combined sales forces' efforts, and the sales approach and distribution channels of one company may be ineffective in promoting the products of the other, which may have a material adverse effect on our business, financial condition or operating results.

Integration Costs and Expenses Associated with Our Combination with JDS May be Substantial

We estimate we and JDS together will incur direct costs associated with the combination of approximately $12 million which will be included as a part of the total purchase cost for accounting purposes. We believe we may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the combination occurs or the following quarters, to reflect costs associated with integrating the two companies. We may incur additional material charges in subsequent quarters to reflect additional costs associated with the combination.

Our Operating Results May Suffer as a Result of Purchase Accounting Treatment, the Impact of Amortization of Goodwill and Other Intangibles Relating to Our Combination with JDS

  Under U.S. generally accepted accounting principles that will apply to us after the completion of our combination with JDS, we will account for the combination using the purchase method of accounting. Under purchase accounting, we will record the estimated market value of our common shares and the exchangeable shares issued in connection with our combination with JDS, the fair value of the options to purchase JDS common shares which become options to purchase our common shares on the effective date of our combination with JDS, and the amount of the direct transaction costs as the cost of acquiring the business of JDS. That cost will be allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as in-process research and development, acquired technology, acquired trademarks and trade names and acquired workforce, based on their respective fair values. We will allocate the excess of the purchase cost over the fair value of the net assets to goodwill. We will immediately expense in-process research and development, which is currently estimated at $177 million. We will amortize intangible assets including goodwill over a five year period. The amount of purchase cost to be allocated to goodwill and other intangibles is estimated to be approximately $3.2 billion, including the related deferred tax effect. If we amortized goodwill and other intangible assets in equal quarterly amounts over a five year period following completion of our combination with JDS, the accounting charge attributable to these items would be $161 million per quarter and $643 million per fiscal year. As a result, purchase accounting treatment of our combination with JDS will result in a net loss for us in the foreseeable future which could have a material and adverse effect on the market value of our common stock following completion of the combination.

Our Sales Would Suffer if One or More of Our Key Customers
Substantially Reduced Orders of Our Products

  Our customer base is highly concentrated. Historically, orders from a relatively limited number of OEM customers accounted for a substantial portion of our net sales from telecommunications products. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. Sales to any single customer may vary significantly from quarter to quarter. If current customers do not continue to place orders we may not be able to replace these orders with new orders from new customers. In the telecommunications markets, our customers evaluate our products and competitive products for deployment in large telecommunications systems that they are installing. Our failure to be selected by a customer for particular system projects can significantly impact our business, operating results and financial condition. Similarly, even if our customers select us, if our customers are not selected as the primary supplier for an overall system installation, we can be similarly adversely affected. Such fluctuations could have a material adverse effect on our business, operating results and financial condition.

  One telecommunications customer, CIENA Corporation, accounted for approximately 12% of our net sales for fiscal 1998. One laser subsystems customer, the Applied Biosystems Division of Perkin-Elmer Corporation, accounted for approximately 10% and 12% of our net sales for fiscal 1997 and 1996, respectively. One additional customer, KLA-Tencor Corporation, purchased both Laser subsystems and Ultrapointe systems and accounted for 12% and 13% of our consolidated net sales in fiscal 1998 and 1996, respectively. The Ultrapointe product line was sold to KLA-Tencor Corporation in December 1998 and will not be a source of future sales. No other customers represented 10% or more of total sales during fiscal 1998. The loss or delay of orders from these or other OEM customers could have a materially adverse effect on our business, financial condition and operating results.

  If the combination with JDS occurred on July 1, 1997, one telecommunications customer would have accounted for approximately 12% of the combined company's net sales for the year ended June 30, 1998. The loss or delay of orders from this customer could have an material adverse effect on the combined company's business, financial condition and operating results. If the combination with JDS occurred on July 1, 1997, none of our other customers would have represented 10% or more of our combined total sales.

Interruptions Affecting Our Key Suppliers Could Disrupt Production and Compromise Our Product Quality and Adversely Affect Our Sales

  We have sole or limited numbers of suppliers for certain of our products. We currently obtain various components included in the manufacture of our products from single or limited source suppliers. A disruption or loss of supplies from these companies or a price increase for these components would have a material adverse effect on our results of operations, product quality and customer relationships. We currently utilize a sole source for the crystal semiconductor chip sets incorporated in our solid state microlaser products and acquire our pump diodes for use in our solid state laser products from Opto Power Corporation and GEC. We also obtain lithium niobate wafers, gallium arsenide wafers, specialized fiber components and certain lasers used in our telecommunications products primarily from Crystal Technology, Inc., Fujikura, Ltd., Philips Key Modules, and Sumitomo, respectively. We do not have long-term or volume purchase agreements with any of these suppliers, and these components may not in the future be available in the quantities required by us, if at all.

We May Become Subject to Collective Bargaining Agreements

  Our employees who are employed at manufacturing facilities located in North America are not bound by or party to any collective bargaining agreements with us. These employees may become bound by or party to one or more collective bargaining agreements with us or JDS in the future. Certain of our and JDS' employees outside of North America, particularly in the Netherlands and Germany, are subject to collective bargaining agreements. If, in the future, any such employees become bound by or party to any collective bargaining agreements, then our related costs and our flexibility with respect to managing our business operations involving such employees may be materially adversely affected.

Any Failure to Remain Competitive in Our Industry Would Impair Our Operating Results

If Our Business Operations are Insufficient to Remain Competitive in Our Industry Our Operating Results Could Suffer

The telecommunications and laser subsystems markets in which we sell our products are highly competitive. In each of the markets we serve, we face intense competition from established competitors. Many of these competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than do we and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than do we. To remain competitive, we believe we must maintain a substantial investment in research and development, marketing, and customer service and support. We may not compete successfully in the laser or telecommunications industries in the future, and we may not have sufficient resources to continue to make such investments, or we may not make the technological advances necessary to maintain our competitive position so that our products will receive market acceptance. In addition, technological changes or development efforts by our competitors may render our products or technologies obsolete or uncompetitive.

If We Fail to Successfully Develop and Market Solid State Lasers to Replace the Declining Markets for Our Gas Lasers, Our
Operating Results Could Suffer

The market for gas lasers is mature and expected to decline as customers replace conventional lasers, including gas lasers, with solid state lasers. Gas laser subsystems sales accounted for 26.3%, 37.3% and 52.9% of our net sales for the fiscal years ended 1998, 1997 and 1996, respectively. Solid state lasers are currently expected to be the primary commercial laser technology in the future. Consequently, we have devoted substantial resources to developing and commercializing our solid state laser products. We believe that some companies are further advanced than us in solid state laser development and are competing with us for many of the same opportunities. To be competitive in our laser markets, we believe continued manufacturing cost reductions and enhanced performance of our laser products will be required on a continuing basis as these markets further mature. However, our solid state laser products may not be competitive with products of other companies as to cost or performance in the future.

Fiberoptic Component Average Selling Prices Are Declining

Prices for telecommunications industry fiberoptic components are generally declining due to, among other things, increased competition and greater unit volumes as telecommunication service providers continue to deploy fiberoptic networks. We and JDS have in the past and may in the future experience substantial period to period fluctuations in average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors and us or to other factors, including price pressures from significant customers. Therefore, we must continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce our manufacturing costs. Failure to achieve any or all of the foregoing could cause our net sales and gross margins to decline, which may have a material adverse effect on our business, financial condition, and operating results.

If We Fail  to Attract and Retain Key Personnel Our Business
Could Suffer

Our future depends, in part, on our ability to attract and retain certain key personnel. In particular, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and we are currently experiencing difficulty in identifying and hiring certain qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, none of whom currently has an employment agreement with us and each of whom would be difficult to replace. We do not maintain a key person life insurance policy on the Chief Executive Officer. The loss of the services of one or more of our executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise have a material adverse effect on our business, financial condition and operating results.

Our Participation in International Markets Creates Risks to Our
Business Not Faced by Companies That Sell Their Products in the United
States

International sales are subject to inherent risks, including

     o unexpected changes in regulatory requirements,
     o tariffs and other trade barriers,
     o political and economic instability in foreign markets,
     o difficulties in staffing and management,
     o integration of foreign operations,
     o longer payment cycles,
     o greater difficulty in accounts receivable collection,
     o currency fluctuations, and
     o potentially adverse tax consequences.

  International sales accounted for approximately 38.7%, 30.6% and 25.1% of net sales in fiscal years 1998, 1997 and 1996, respectively. International sales (excluding sales to the U.S.) accounted for approximately 24.5%, 20.2% and 31.8% of JDS' net sales in fiscal years 1998, 1997 and 1996, respectively. We expect that international sales will continue to account for a significant portion of our net sales.
We may continue to expand our operations outside of the United States and to enter additional international markets, both of which will require significant management attention and financial resources.

  Since a significant portion of our foreign sales are denominated in U.S. dollars, our products may also become less price competitive in countries in which local currencies decline in value relative to the U.S. dollar. Our business and operating results may also be materially and adversely affected by lower sales levels that typically occur during the summer months in Europe and certain other overseas markets. Furthermore, the sales of many of our OEM customers depends on international sales and, consequently, this further exposes us to the risks associated with such international sales.

The Year 2000 Problem May Disrupt Our and Our Customers' and Suppliers'
Businesses

  We are aware of the risks associated with the operation of information technology and non-information technology systems as the millennium (year 2000) approaches. The problem is pervasive and complex, and may affect many information technology and non-information technology systems. The Year 2000 problem results from the rollover of the two digit year value from "99" to "00". Systems that do not properly recognize such date-sensitive information could generate erroneous data or fail. In addition to our own systems we rely on external systems of our customers, suppliers, creditors, financial organizations, utilities providers and government entities, both domestic and international (which we collectively refer to as "Third Parties"). Consequently, we could be affected by disruptions in the operations of Third Parties with which we interact. Furthermore, as customers expend resources to correct their own systems, they may reduce their purchasing frequency and volume of our products.

  We are using both internal and external resources to assess

     o Our state of readiness (including the readiness of Third Parties, with which we interact) concerning the Year 2000 problem,
     o our costs to correct material Year 2000 problems related to our internal information technology and non-information technology systems,
     o the known risks related to any failure to correct any Year 2000 problems we identify, and
     o the contingency plan, if any, that we should adopt should any identified Year 2000 problems not be corrected.

  To date, we have incurred costs not exceeding U.S.$1 million, to upgrade our IT and non-IT systems, to among other things, make such systems Year 2000 compliant. We continue to evaluate the estimated costs associated with the efforts to prepare for Year 2000 based on actual experience. While the efforts will involve additional costs, we believe, based on (i) available information, (ii) amounts spent to date and (iii) the fact that our IT and non-IT systems depend on third-party software which, we believe, has been or is being updated to address the Year 2000 problem, that we will manage our total Year 2000 transition without any material adverse effect on our business operations, financial condition, products or financial prospects. The actual outcomes and results could be affected by future factors including, but not limited to,

     o the continued availability of skilled personnel,
     o cost control,
     o the ability to locate and remediate software code problems,
     o critical suppliers and subcontractors meeting their Year 2000 compliance commitments, and
     o timely actions by customers.

  We are working with our software system suppliers and believe that certain of these systems are currently not Year 2000 compliant. We have targeted September 30, 1999 as the date by which these systems shall be Year 2000 compliant. In any event, however, we anticipate that such systems will be corrected for the Year 2000 problem prior to December 31, 1999. We are working with those Third Parties to identify any Year 2000 problems affecting such Third Parties that could have a material adverse affect on our business, financial condition or results of operations. However, it would be impracticable for us to attempt to address all potential Year 2000 problems of Third Parties that have been or may in the future be identified. Specifically, Year 2000 problems have arisen or may arise regarding the information technology and non-information technology systems of Third Parties having widespread national and international interactions with persons and entities generally (for example, certain information technology and non-information technology systems of governmental agencies, utilities and information and financial networks) that, if uncorrected, could have a material adverse impact on our business, financial condition or results of operations. We are still assessing the effect the Year 2000 problem will have on our suppliers and, at this time, cannot determine such impact. However, we have identified alternative suppliers and, in the event that any significant supplier suffers unresolved material Year 2000 problems, we believe that we would only experience short term disruptions in supply, not exceeding 90 days, while such supplier is replaced.

If We Have Insufficient Proprietary Rights or We Failed to Protect Those We Have Our Business Would be Materially Impaired

We May Not Obtain the Intellectual Property Rights We Require

The laser, semiconductor capital equipment, and telecommunications markets in which we sell our products experience frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. In the past we have acquired and in the future we may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. While in the past licenses generally have been available to us where third-party technology was necessary or useful for the development or production of our products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by us of up-front fees, ongoing royalties or a combination thereof. Such royalty or other terms could have a significant adverse impact on our operating results. We are a licensee of a number of third party technologies and intellectual property rights and are required to pay royalties to these third party licensors on certain of our telecommunications products and solid state lasers. During fiscal 1998, 1997 and 1996, we expensed $2.0 million, $1.4 million and $1.3 million, respectively, in license and royalty fees primarily in connection with our gas laser subsystems.

Our Products May Infringe the Property Rights of Others

The industry in which we operate experiences periodic claims of patent infringement or other intellectual property rights. In this regard, third parties may in the future assert claims against us concerning our existing products or with respect to future products under development by us. Any litigation to determine the validity of any third-party claims could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful in such litigation. If we are unsuccessful in any such litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development or such licenses may not be available to us. Without such a license, we could be enjoined from future sales of the infringing product or products.

Our Intellectual Property Rights May Not Be Adequately Protected

Our future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. We currently hold 95 U.S. patents on products or processes and certain corresponding foreign patents and have applications for certain patents currently pending. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to ours. It is possible that patents may not be issued from any application pending or filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to us may be challenged, invalidated or circumvented. Further, the rights under our patents may not provide a competitive advantage to us. In addition, the laws of certain territories in which our products are or may be developed, manufactured or sold, including Asia, Europe or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

If We Fail to Successfully Manage Our Exposure to the Worldwide
Financial Markets, Our Operating Results Could Suffer

  We experience financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. We utilize derivative financial instruments to mitigate these risks. We do not use derivative financial instruments for speculative or trading purposes. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of our marketable investments are floating rate and municipal bonds, auction instruments and money market instruments denominated in U.S. dollars. We hedge currency risks of investments denominated in foreign currencies with forward currency contracts. Gains and losses on these foreign currency investments are generally offset by corresponding gains and losses on the related hedging instruments, resulting in negligible net exposure to us. A substantial portion of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, we do enter into these transactions in other currencies, primarily European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established hedging programs. Currency forward contracts are utilized in these hedging programs. Our hedging programs reduce, but do not always entirely eliminate the impact of foreign currency exchange rate movements. Actual results on our financial position may differ materially.

If We Fail to Obtain Additional Capital at the Times, in the Amounts and Upon the Terms Required, Our Business Could Suffer

  We are devoting substantial resources for new facilities and equipment for the production of source lasers, fiber-Bragg gratings and modules used in telecommunications and for the development of new solid state lasers. Although we believe existing cash balances, cash flow from operations and available lines of credit, will be sufficient to meet our capital requirements at least through the end of fiscal 1999, we may be required to seek additional equity or debt financing to compete effectively in these markets. We cannot precisely determine the timing and amount of such capital requirements and will depend on several factors, including our acquisitions and the demand for our products and products under development. Such additional financing may not be available when needed, or, if available, may not be on terms satisfactory to us.

Our Currently Outstanding Preferred Stock and Our Ability to Issue Additional Preferred Stock Could Impair the Rights of Our Common
Stockholders

  Our Board of Directors has the authority to issue up to 800,000 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock. The issuance of preferred stock under certain circumstances could have the effect of delaying, deferring or preventing a change in control of us. On June 11, 1998, the Board of Directors authorized and declared a dividend distribution of one right for each outstanding share of its common stock, to stockholders of record at the close of business on July 6,1998, and authorized the issuance of one right with each share of common stock issued (including shares distributed from treasury) by us thereafter between the record date and the distribution date. Each right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from us one unit, equal to one one-thousandth of a share of Series B Preferred Stock, at a purchase price of $270 per unit, subject to adjustment, for each share of common stock held by the holder. The purchase price is payable in cash or by certified or bank check or money order payable to our order. The description and terms of the rights are set forth in a Rights Agreement between us and American
Stock Transfer & Trust Company, as Rights Agent, dated as of June 22, 1998, as amended from time to time.

  Certain provisions contained in the rights plan, may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control of us. For example, such provisions may deter tender offers for shares of common stock which offers may be attractive to the stockholders, or deter purchases of large blocks of common stock, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock over the then-prevailing market prices.

Certain Anti-Takeover Provisions Contained in Our Charter and Under Delaware Law Could Impair a Takeover Attempt

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under certain circumstances, publicly-held Delaware corporations from engaging in business combinations with certain stockholders for a specified period of time without the approval of the holders of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our Certificate of Incorporation and Bylaws contain provisions relating to the limitations of liability and indemnification of its directors and officers, dividing our Board of Directors into three classes of directors serving three-year terms and providing that its stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

This Prospectus Contains Certain Forward Looking Statements

  Investors should carefully consider the risk factors discussed above in evaluating an investment in the common stock offered by this prospectus. The statements contained in this prospectus that are not purely historical are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act, including, without limitation, statements regarding Uniphase's expectations, hopes, beliefs, anticipations, commitments, intentions and strategies regarding the future. Actual results could differ from those projected in any forward-looking statements for the reasons, among others, detailed in the preceding "Risk Factors." The fact that some of the risk factors described in this prospectus may be the same or similar to those described in our past filings means only that those risks are present in multiple periods. We believe that many of the risks detailed here are part of doing business in the industry in which we compete and will likely be present in all periods reported. The fact that certain risks are endemic to the industry does not lessen the significance of the risk. We have made forward-looking statements as of the date of this prospectus and assume no obligation to update them, or to update the reasons why actual results could differ from those projected in them.

                             USE OF PROCEEDS

  Because the shares of our common stock offered hereunder will be issued upon exchange of the exchangeable shares, none of which will be held by us, we will receive no proceeds upon such issuance.

                   DESCRIPTION OF UNIPHASE CAPITAL STOCK

  The following summarizes certain provisions of our capital stock, but does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation and Bylaws and the provisions of applicable law.

  Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share, 100,000 shares of which are designated Series A Preferred Stock and 100,000 shares of which are designated Series B Preferred Stock. As of May 14, 1999, there were 40,464,807 shares of our common stock issued and outstanding, 100,000 shares of Series A Preferred Stock issued and outstanding, and no shares of Series B Preferred Stock issued and outstanding. In connection with the proposed combination with JDS, our stockholders will be asked to approve an increase in our authorized common stock from 100,000,000 to 200,000,000 shares.

Common Stock

  Our common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our common stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then outstanding shares of preferred stock, our common stockholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the stockholders. In the event of our liquidation, dissolution or winding up, our common stockholders are entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Our common stockholders have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to shares of our common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable.

Preferred Stock

  The Board of Directors has the authority, without further action by our stockholders, to issue up to 800,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of shares of preferred stock could adversely affect the voting power of our common stockholders and the likelihood that our common stockholders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control of Uniphase.

Series A Preferred Stock

  We currently have 100,000 shares of Series A Preferred Stock authorized, issued and outstanding, all of which were issued to Philips in connection with the acquisition of Uniphase Netherlands B.V
("UNL"). The shares of Series A Preferred Stock are convertible into shares of our common stock upon the occurrence of certain events described in the Series A Preferred Conversion and Redemption Agreement dated as of June 9, 1998, by and between us and Philips. The shares of our common stock into which the shares of Series A Preferred Stock are convertible are calculated based upon (i) unit shipments of certain products by UNL through June 30, 2002, and (ii) our common stock trading price at the time such calculation is determined.
The shares of Series A Preferred Stock rank junior to any other class of preferred stock that hereafter may be issued by us as to the payment of dividends and the distribution of assets upon liquidation, unless the terms of any such series or class provide otherwise. The shares of Series A Preferred Stock have no voting rights except as required by law and except that approval of Philips (as long as Philips is a holder of shares of Series A Preferred Stock), or more than 50% of the outstanding shares of Series A Preferred Stock (in the event that Philips is no longer a holder of shares of Series A Preferred Stock), is required to alter our Certificate of Incorporation so as to (i) adversely affect the rights and privileges of the holders of shares of Series A Preferred Stock, or (ii) increase the number of authorized shares of Series A Preferred Stock. The holders of shares of Series A Preferred Stock have no right to dividends or other distributions. The holders of a majority of the shares of Series A Preferred Stock have the right to cause us to redeem the outstanding shares of Series A Preferred Stock or convert such shares into shares of our common stock if certain events occur on or before June 30, 2002. In addition, each share of Series A Preferred Stock that has not been redeemed or converted prior to July 1, 2002, will automatically be converted into shares of our common stock.

Series B Preferred Stock

  We currently have 100,000 shares of Series B Preferred Stock authorized, none of which are issued and outstanding. Shares of Series B Preferred Stock are nonredeemable and subordinate to any other series of preferred stock that is or may be issued by us.

  Shares of Series B Preferred Stock will be issued in Units, each of which is equivalent to 1/1000 of a share of Series B Preferred Stock. Each Unit will have a minimum preferential quarterly dividend of $0.01 or any higher per share dividend declared on shares of our common stock. In the event of liquidation, the holder of a Unit will receive a preferred liquidation payment equal to the greater of $0.01 per Unit and the per share amount paid in respect of a share of our common stock.

  Each Unit will have one vote on all matters submitted to a vote of our stockholders, voting together with the shares of our common stock. In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each Unit will be entitled to receive the per share amount paid in respect of each share of our common stock. The rights of holders of the shares of Series B Preferred Stock with respect to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by antidilution provisions.

  Units are issuable upon exercise of the Rights in accordance with the Uniphase Rights Agreement. Because of the nature of the dividend, liquidation and voting rights of the shares of Series B Preferred Stock, the economic value of one Unit that may be acquired upon the exercise of each Right should approximate the economic value of one share of our common stock. See "Uniphase Capital Stock - Rights Agreement."

Rights Agreement

  On June 11, 1998, the Board of Directors authorized and declared a dividend distribution of one Right for each outstanding share of our common stock, to stockholders of record at the close of business on July 6, 1998, and authorized the issuance of one Right with each share of our common stock issued (including shares distributed from treasury) by us between July 6, 1998 and the Distribution Date (defined in the next paragraph). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from us one Unit at a purchase price of $270 per Unit, subject to adjustment.

  The Rights are attached to all certificates representing outstanding shares of our common stock, and no separate Rights certificates have been distributed. The Rights will separate from shares of our common stock, and the Distribution Date will occur upon the earlier of (i) ten days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (as such terms are defined in Rule l2b-2 of the General Rules and Regulations under the Securities Act) has acquired or otherwise obtained beneficial ownership (as defined in the Rights Agreement) of 15% or more of the then outstanding shares of our common stock (an "Acquiring Person"), or (ii) ten business days
(or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of our common stock. Until the Distribution Date, (i) the Rights will be evidenced by our common stock certificates and will be transferred with and only with such stock certificates,
(ii) new stock certificates issued after July 6, 1998 (also including shares distributed from treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding shares of our common stock will also constitute the transfer of the Rights associated with the shares of our common stock represented by such certificates.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed or exchanged by us as described below. Under certain circumstances the exercisability of the Rights may be suspended. In no event, however, will the Rights be exercisable prior to the expiration of the period in which they may be redeemed.

  As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of shares of our common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

  If a person becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, Units or, at the option of the Board of Directors, shares of our common stock (or, in certain circumstances, cash, property or other securities of Uniphase) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units issuable upon exercise of a Right prior to the event described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

  In the event that, at any time following the date that any person becomes an Acquiring Person, (i) we are acquired in a merger or other business combination transaction and we are not the surviving corporation, (ii) any person merges with us and all or part of the shares of our common stock are converted or exchanged for securities, cash or property of Uniphase or any other person or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common shares of the Acquiring Person having a value equal to two times the exercise price of the Right.

  The purchase price payable, and the number of Units issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock, (ii) if holders of shares of the Series B Preferred Stock are granted certain rights or warrants to subscribe for shares of Series B Preferred Stock or convertible securities at less than the current market price of shares of the Series B Preferred Stock, or (iii) upon the distribution to the holders of shares of Series B Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional shares of Series B Preferred Stock (other than fractions which are integral multiples of a Unit which may be evidenced by depositary receipts). In lieu thereof, an adjustment in cash may be made based on the current market price of one share of Series B Preferred Stock on the day of exercise.

  At any time until ten days following the Stock Acquisition Date, a majority of the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment in certain events) (the "Rights Redemption Price") payable, at the election of the majority of the Board of Directors, in cash or shares of our common stock. Immediately upon the action of a majority of the Board of Directors (including, following the date on which there is an Acquiring Person, a majority of the Independent Directors) ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Rights Redemption Price.

  We may at any time after there is an Acquiring Person, by action of a majority of the Board of Directors, exchange all or part of the then outstanding and exercisable Rights (other than Rights that shall have become null and void) for shares of our common stock pursuant to a one-for-one exchange ratio, as adjusted. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Uniphase, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units (or other consideration).

  Any provision of the Rights Agreement may be amended without the approval of our stockholders at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may be made to adjust (i) the time period governing redemption at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the Rights of and/or benefiting, the holders of Rights. In addition, after a person becomes an Acquiring Person, no amendment or supplement may be made without the approval of a majority of the Board of Directors.

  Upon completion of the combination with JDS, for purposes of the Rights Agreement, beneficial ownership of exchangeable shares will be treated as beneficial ownership of shares of our common stock and calculations of percentage ownership, the number of shares outstanding and related provisions will be made on a basis that treats the shares of our common stock and the exchangeable shares as though they were the same security. In addition, on or prior to the consummation of our combination with JDS, the Rights Agreement will be amended to provide that (i) The Furukawa Electric Co., Ltd. (a substantial JDS shareholder) and its affiliates will not be "Acquiring Persons" as a result of Furukawa's direct or indirect acquisition of exchangeable shares or shares of our common stock pursuant to the combination, (ii) so long as Furukawa and its affiliates, taken as a whole, own collectively at least 5% of the issued and outstanding exchangeable shares and shares of our common stock, taken together, the definition of "Acquiring Person" will not be amended without the prior written consent of Furukawa, and (iii) Furukawa and its affiliates will be allowed to acquire, directly or indirectly, shares in or assets of persons owning exchangeable shares or shares of our common stock without causing Furukawa or any such affiliate to become an "Acquiring Person," provided that Furukawa and its affiliates agree to sell such exchangeable shares or shares of our common stock within 180 days of completion of the acquisition in which they are acquired.

Special Voting Share

  The Board of Directors has designated one authorized share of Preferred Stock as a Special Voting Share, par value $0.001. The Special Voting Share will be issued to the Trustee appointed under the Voting and Exchange Trust Agreement to be entered into the date of the consummation of our combination with JDS among us, JDS Uniphase Canada Ltd. and a voting trustee. Except as otherwise required by law or our Certificate of Incorporation, the Special Voting Share will be entitled to a number of votes equal to the number of outstanding exchangeable shares from time to time not owned by us or our affiliates, which votes may be exercised for the election of directors and on all other matters submitted to a vote of our stockholders. The holders of shares of our common stock and the holder of the Special Voting Share will vote together as a single class on all matters, except to the extent voting as a separate class is required by applicable law or our Certificate of Incorporation. The holder of the Special Voting Share will not be entitled to receive any dividends from us and, in the event of any liquidation, dissolution or winding up of Uniphase, will receive an amount equal to the par value of such share. At such time as there are no exchangeable shares outstanding not owned by us or our affiliates, and there are no shares of stock, debt, options or other agreements of JDS Uniphase Canada Ltd. that could give rise to the issuance of any exchangeable shares to any person (other than us or our affiliates), the Special Voting Share will be cancelled.

Delaware Law and Certain Certificate and Bylaw Provisions

  The following is a summary of certain aspects of Delaware law and certain provisions of our Certificate of Incorporation and Bylaws.

Prohibition on Certain Business Combinations

  We are subject to the provisions of section 203 of the DGCL. In general, section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation's voting shares (excluding shares held by certain designated stockholders) in the transaction in which it became an interested stockholder. For purposes of section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting shares.

Limitations of Liability and Indemnification of Directors

  Our Certificate of Incorporation and Bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. Our Certificate of Incorporation provides that Uniphase's directors may not be held personally liable to Uniphase or its stockholders for monetary damages for a breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to Uniphase or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, relating to prohibited dividends, distributions and repurchases or redemptions of shares, or (iv) for any transaction from which the director derives an improper benefit. However, such limitation does not limit the availability of non-monetary relief in any action or proceeding against a director. In addition, our Certificate of Incorporation and Bylaws provide that we shall indemnify our directors and officers to the fullest extent authorized by Delaware law.

Election of Directors

  Our Certificate of Incorporation provides that, so long as the Board of Directors consists of more than two directors, the Board of Directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors are elected each year.

Meetings of Stockholders

  Our Certificate of Incorporation provides that stockholders can take action only at a duly called annual or special meeting of stockholders. Our Certificate of Incorporation prohibits our stockholders from taking action by written consent in lieu of a meeting. In addition, our Certificate of Incorporation provides that, subject to the rights of the holders of any shares having a preference over the shares of our common stock as to dividends or liquidation, special meetings of the stockholders can be called only by the Board of Directors, our Chairman of the Board or our Chief Executive Officer. Stockholders are not permitted to call a special meeting or to require the Board of Directors to call a special meeting of stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Uniphase.

PLAN OF DISTRIBUTION

Exchangeable Shares

  On the effective date of our combination with JDS, the following, among other things, will occur:

     o the holders of JDS common shares (other than dissenting shareholders) will initially receive 0.50855 of a Class B Non-Voting Preference Share of the capital stock of JDS Uniphase Canada Ltd. for each JDS common share they hold;

     o immediately thereafter, each Class B Non-Voting Preference Share held by Canadian residents will be transferred by the holder at the holder's election, (i) to JDS Uniphase Canada Ltd., a wholly-owned subsidiary of Uniphase, in exchange for one exchangeable share, or (ii) to JDS Uniphase Nova Scotia Company in exchange for one share of our common stock. Holders of JDS common shares who are not Canadian residents will receive one share of our common stock for each Class B Non-Voting Preference Share they hold;

     o each Class B Non-Voting Preference Share held by a Canadian resident who fails to properly make an election (other than dissenting shareholders) will be transferred to JDS Uniphase Canada Ltd in exchange for one exchangeable share;

     o JDS shareholders who dissent to the combination of Uniphase and JDS will be entitled to receive the fair market value of their JDS common shares; and

     o each option to purchase JDS common shares will become an option to purchase shares of our common stock. The option will provide for an exercise price per share of our common stock equal to the per share exercise price of such option to purchase JDS common shares immediately prior to the combination divided by 0.50855 and converted into U.S. dollars. Immediately prior to the combination, the JDS Board of Directors may resolve to accelerate the vesting schedule for all or any portion of the options to purchase JDS common shares so that immediately following the combination, the options to purchase shares of our common stock will be immediately exercisable.

  We and our affiliates do not currently own any JDS common shares and are prohibited from acquiring any JDS common shares prior to the date of the combination pursuant to the transaction documents, except with the prior approval of JDS.

  Immediately following the combination, JDS will become an indirect subsidiary of Uniphase. Based on the exchange ratio of 0.50855 shares of our common stock or exchangeable shares for each JDS common share, immediately following completion of the combination, the former holders of JDS common shares will hold an aggregate of approximately 39.7 million exchangeable shares and shares of common stock. Assuming all JDS common shares are exchanged for shares of common stock and based upon the number of JDS common shares and shares of our common stock outstanding as of January 27, 1999, immediately following completion of the combination, existing JDS shareholders would hold approximately 50% of our outstanding shares of common stock.

Procedures For Issuance of Our Common Stock

Election By Holders of Exchangeable Shares to Exchange Such Shares.

  Subject to the exercise by JDS Uniphase Nova Scotia Company of its overriding purchase right discussed below, holders of the exchangeable shares will be entitled at any time following the combination to require JDS Uniphase Canada Ltd. to redeem any or all of the exchangeable shares held by such holder in exchange for an equal number of shares of our common stock plus any declared and unpaid dividends on such shares of our common stock.

  When a holder requests JDS Uniphase Canada Ltd. to redeem exchangeable shares, JDS Uniphase Nova Scotia Company will have an overriding right to purchase on the effective date of the redemption all but not less than all of the redeemed shares.

  A holder may revoke its redemption request, in writing, at any time prior to the close of business on the business day preceding the effective date of the redemption, in which case the redeemed shares will neither be purchased by JDS Uniphase Nova Scotia Company nor be redeemed by JDS Uniphase Canada Ltd.

  If, as a result of solvency requirements or applicable law, JDS Uniphase Canada Ltd. is not permitted to redeem all shares tendered by a redeeming holder, JDS Uniphase Canada Ltd. will redeem only those shares tendered by the holder (rounded down to a whole number of
shares) permitted by law.   We will purchase the remaining tendered
shares not redeemed by JDS Uniphase Canada Ltd.

Redemption of Exchangeable Shares.

  Subject to legal requirements and the right of JDS Uniphase Nova Scotia Company to purchase the exchangeable shares, on a date selected by our Board of Directors which is no earlier than March 31, 2014, JDS
Uniphase Canada Ltd. will redeem all but not less than all of the then outstanding exchangeable shares in exchange for an equal number of shares of our common stock plus any declared and unpaid dividends on such shares of our common stock.

  JDS Uniphase Nova Scotia Company will have an overriding right to purchase on the date our Board of Directors selects, all but not less than all of the exchangeable shares then outstanding (other than exchangeable shares held by our affiliates) in exchange for an equal number of shares of our common stock plus any declared and unpaid dividends on such shares of our common stock. Upon the exercise of this right, holders will be obligated to sell their exchangeable shares to JDS Uniphase Nova Scotia Company.

Early Redemption.

  JDS Uniphase Canada Ltd. has the right to redeem the exchangeable shares prior to March 31, 2014 in the following circumstances:

     o there being fewer than 992,372 exchangeable shares outstanding (excluding exchangeable shares held by us and our affiliates), provided that such number may be adjusted by the Board of Directors of JDS Uniphase Canada Ltd. in certain circumstances,

     o the occurrence of certain mergers involving us, provided that the Board of Directors of JDS Uniphase Canada Ltd. determines
       (1) that it is not reasonably practicable to substantially replicate the terms and conditions of the exchangeable shares in connection with the merger and (2) that the redemption of the exchangeable shares is necessary to enable the completion of the merger,

     o a proposal being made for certain voting events involving exchangeable shares, provided that the Board of Directors of JDS Uniphase Canada Ltd. determines that it is not reasonably practicable to accomplish the business purpose intended by the voting event in any other commercially reasonable manner that does not result in an voting event, or

     o the failure by the holders of the exchangeable shares to approve or disapprove, as applicable, certain voting events.

Liquidation of JDS Uniphase Canada

  In the event of the liquidation, dissolution or winding-up of JDS Uniphase Canada Ltd., holders of the exchangeable shares will have, subject to applicable law, preferential rights to receive from JDS Uniphase Canada Ltd. a liquidation amount of one share of our common stock plus the amount of any declared but unpaid dividends on such share for each exchangeable share they hold. Upon the occurrence of such liquidation, dissolution or winding-up, JDS Uniphase Nova Scotia Company will have an overriding liquidation call right to purchase all of the outstanding exchangeable shares (other than exchangeable shares held by our affiliates).

  Upon the occurrence and during the continuance of an event of insolvency involving JDS Uniphase Canada Ltd., each holder of exchangeable shares (other than our affiliates) may exercise the exchange right with respect to any or all of the exchangeable shares, thereby requiring us to purchase such exchangeable shares from the holder.

Liquidation of Uniphase.

Upon the occurrence of an event of insolvency involving us, in order for the holders of the exchangeable shares to participate on a pro rata basis with holders of shares of our common stock, each exchangeable share (other than those held by our affiliates) will automatically be exchanged for an equivalent number of shares of our common stock.

                         INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

  In the opinion of Tory Tory DesLauriers & Binnington, Canadian counsel for Uniphase, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) in respect of the exchange of exchangeable shares for shares of our common stock and the holding of shares of our common stock generally applicable to holders of exchangeable shares who, for purposes of the Income Tax Act (Canada) and any relevant bilateral tax treaty, and at all relevant times, is resident or deemed to be resident in Canada while holding exchangeable shares or shares of our common stock, hold their exchangeable shares, and will hold their shares of our common stock, as capital property and deal at arm's length with Uniphase, JDS Uniphase Nova Scotia Company and JDS Uniphase Canada Ltd.

  Exchangeable shares and shares of our common stock will generally be considered to be capital property to a shareholder unless any such shares are held in the course of carrying on a business of buying and selling shares or such shares are acquired in a transaction considered to be an adventure in the nature of trade. Shareholders whose exchangeable shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making the irrevocable election provided by subsection 39(4) of the Income Tax Act (Canada). Shareholders who do not hold their exchangeable shares as capital property should consult their own tax advisors regarding their particular circumstances. In addition, the mark-to-market rules contained in the Income Tax Act (Canada) relating to financial institutions (including certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing) will generally deem such financial institutions not to hold their exchangeable shares or shares of our common stock as capital property for the purposes of the Income Tax Act (Canada).
Shareholders that are financial institutions should consult their own tax advisors to determine the tax consequences to them of the application of the mark-to-market rules.

  This summary is based on the current provisions of the Income Tax Act (Canada), the regulations thereunder and counsel's understanding of the current administrative practices published by Revenue Canada, all in effect as of the date of this prospectus. This summary takes into account all specific proposals to amend the Income Tax Act (Canada) and regulations publicly announced by the Canadian Minister of Finance, although no assurance can be given that such proposals will be enacted in the form presented, or at all. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No advance income tax ruling has been sought or obtained from Revenue Canada to confirm the tax consequences of any of the transactions described herein.

  This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular shareholder. Shareholders should consult their own tax advisors as to the tax consequences of the described transactions in their particular circumstances.

  For the purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of shares of our common stock must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition; amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time such amounts arise.

Redemption or Exchange of Exchangeable Shares

  On the redemption (including a retraction) of an exchangeable share by JDS Uniphase Canada Ltd., the holder of the exchangeable share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at that time of our shares of common stock (including any related Uniphase rights) received by the shareholder from JDS Uniphase Canada Ltd. on the redemption plus the full amount of all dividends, if any, declared and unpaid on each exchangeable share held by the holder on any dividend record date occurring prior to such time (the "Dividend Amount") exceeds the paid-up capital (for purposes of the Income Tax Act (Canada)) of the exchangeable share at the time the exchangeable share is so redeemed. The amount of any such deemed dividend will be subject to the tax treatment described below under the heading "Dividends on Exchangeable Shares". On the redemption, the holder of an exchangeable share will also be considered to have disposed of the exchangeable share and any related exchangeable share right for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend. A holder will in general realize a capital gain (or a capital loss) equal to the amount by which the adjusted cost base to the holder of the exchangeable share and exchangeable share right is less than (or exceeds) such proceeds of disposition. See "Taxation of Capital Gain or Capital Loss" below. In the case of a shareholder that is a corporation, in some circumstances the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

  On the exchange of an exchangeable share and related exchangeable share right by the holder thereof with JDS Uniphase Nova Scotia Company or Uniphase for shares of our common stock (including any related Uniphase rights), the holder will in general realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the exchangeable share and exchangeable share right, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the exchangeable share and exchangeable share right.
For these purposes, the proceeds of disposition will be the aggregate of the fair market value, at the time of the exchange, of the shares of our common stock (including any related Uniphase rights) received on the exchange, any Dividend Amount received by the holder as part of the exchange consideration and the amount of any cash received in lieu of a fractional share. See "Taxation of Capital Gain or Capital Loss" below.

  Because of the existence of the Call Rights, the Exchange Right and the Automatic Exchange Right, a holder of exchangeable shares cannot control whether such holder will receive Uniphase Common Shares by way of redemption of the exchangeable shares by JDS Uniphase Canada Ltd. or by way of purchase of the exchangeable shares by Uniphase or JDS
Uniphase Nova Scotia Company. As described above, the Canadian federal income tax consequences of a redemption differ from those of a purchase.

Dividends on Exchangeable Shares

  In the case of a shareholder who is an individual, dividends received or deemed to be received on the exchangeable shares will be required to be included in computing the shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada.

  Subject to the discussion below as to the denial of the dividend deduction, in the case of a shareholder that is a corporation, other than a "specified financial institution" as defined in the Income Tax Act (Canada), dividends received or deemed to be received on the exchangeable shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In the case of a shareholder that is a specified financial institution, such a dividend will be deductible in computing its taxable income only if either: (i) the specified financial institution did not acquire the exchangeable shares in the ordinary course of the business carried on by such institution; or (ii) at the time of the receipt of the dividend by the specified financial institution, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange) and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive (or is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding exchangeable shares.

  If Uniphase or any other person with whom Uniphase does not deal at arm's length is a specified financial institution at a point in time that a dividend is paid or deemed to be paid on an exchangeable share, then subject to the exemption described below, dividends received or deemed to be received by a shareholder that is a corporation will not be deductible in computing taxable income but will be fully includable in taxable income under Part I of the Income Tax Act (Canada). A corporation is a specified financial institution for purposes of the Income Tax Act (Canada) if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm's length or the purchasing of debt obligations issued by such persons or a combination thereof, and corporations controlled by or related to such entities. Uniphase has informed counsel that it is of the view that neither it nor any person with whom it does not deal at arm's length nor any partnership or trust of which it or the person is a member or beneficiary, respectively, is a specified financial institution at the current time but there can be no assurance that this status will not change prior to any dividend deemed to be received by a corporate shareholder. This denial of the dividend deduction for a shareholder that is a corporation will not in any event apply if, at the time a dividend is received or deemed to be received, the exchangeable shares are listed on a prescribed stock exchange (which currently includes The Toronto Stock Exchange), Uniphase and JDS Uniphase Nova Scotia Company are "related" to JDS Uniphase Canada Ltd. for the purposes of the Income Tax Act (Canada) and the recipient (together with persons with whom the recipient does not deal at arm's length or any partnership or trust of which the recipient or person is a member or beneficiary, respectively) does not receive dividends on more than 10% of the issued and outstanding exchangeable shares.

  A shareholder that is a "private corporation" (as defined in the Income Tax Act (Canada)) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under
Part IV of the Income Tax Act (Canada) to pay a refundable tax of 331/3% on dividends received or deemed to be received on the exchangeable shares to the extent that such dividends are deductible in computing the shareholder's taxable income. A shareholder that is a "Canadian-controlled private corporation" (as defined in the Income
Tax Act (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends that are not deductible in computing taxable income.

  The exchangeable shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Income Tax Act (Canada). Accordingly, JDS Uniphase Canada Ltd. will be subject to a 66 2/3% tax under Part VI.I of the Income Tax Act (Canada) on dividends paid or deemed to be paid on the exchangeable shares and will be entitled to deduct 9/4 of the tax payable in computing its taxable income under Part I of the Income Tax Act (Canada). Dividends received or deemed to be received on the exchangeable shares will not be subject to the 10% tax under Part IV.I of the Income Tax Act (Canada).

Acquisition and Disposition of Shares of Our Common Stock

  The cost of the shares of our common stock received on the retraction, redemption or exchange of an exchangeable share will be equal to the fair market value of such shares of our common stock at the time of such event, to be averaged with the adjusted cost base of any other shares of our common stock held at that time by the holder as capital property.

  A disposition or deemed disposition of shares of our common stock by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of shares of our common stock immediately before the disposition.

Taxation of Capital Gain or Capital Loss

  Three-quarters of any capital gain (the "taxable capital gain") realized by a shareholder will be included in the shareholder's income for the year of disposition. Three-quarters of any capital loss so realized (the "allowable capital loss") may be deducted by the holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the shareholder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Income Tax Act (Canada).

  Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Income Tax Act (Canada). A shareholder that is a Canadian-controlled private corporation (as defined in the Income Tax Act (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

  If the holder of an exchangeable share is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Income Tax Act (Canada). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns exchangeable shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Dividends on Shares of Our Common Stock

  Dividends on our shares of common stock will be required to be included in the recipient's income for the purposes of the Income Tax Act (Canada). Such dividends received by a shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Income Tax Act (Canada). A shareholder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends. United States non-resident withholding tax on dividends generally will be eligible for foreign tax credit or deduction treatment where applicable under the Income Tax Act (Canada). See the commentary below under the heading "United States Federal Tax Considerations".

United States Federal Tax Considerations for JDS Shareholders

  In the opinion of Morrison & Foerster LLP, U.S. counsel for Uniphase, the following is a summary of the material United States federal income tax considerations applicable to non-U.S. holders who receive shares of our common stock in exchange for exchangeable shares. For purposes of this discussion, a U.S. holder is a beneficial owner of JDS common shares who or that is (1) a citizen or resident of the United States,
(2) a corporation, partnership or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust (i) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A ``non-U.S. holder'' is any beneficial owner of JDS common shares other than a U.S. holder.

  This summary does not discuss all United States federal income tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or to non-U.S. holders that may be subject to special treatment under United States federal income tax laws (for example, individuals who were formerly citizens or residents of the United States, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold JDS common shares as part of a straddle, hedging, constructive sale or conversion transaction, and holders who acquired JDS common shares through exercise of employee stock options or otherwise as compensation for services). Furthermore, this summary does not discuss aspects of United States federal income taxation that may be applicable to holders of options to purchase JDS common shares, nor does it address any aspects of non-U.S., state or local taxation. This summary is based on current provisions of the Code, existing, temporary and proposed regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No advance income tax ruling has been sought or obtained from the Internal Revenue Service (the "IRS") regarding the tax consequences of the transactions described herein.

  The discussion does not address U.S. holders who are also Canadian residents and who receive exchangeable shares. Such U.S. holders should consult their tax advisors concerning the United States tax consequences of the receipt, ownership and disposition of the exchangeable shares, including the exchange of exchangeable shares for our common shares.

  This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular shareholder. Shareholders should consult their tax advisors with respect to the United States federal, state, local and non-U.S.
tax consequences of the described transactions in their particular circumstances.

Exchangeable Shares

  Exchange of Exchangeable Shares. A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized on the exchange of exchangeable shares for shares of our common stock, unless such gain is effectively connected with a United States trade or business of the non-U.S. holder, attributable to a permanent establishment of the non-U.S. holder in the United States or, in the case of gain recognized by an individual non-U.S. holder, such individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

Shares of Our Common Stock

Dividends on Shares of Our Common Stock. Dividends (other than dividends of common stock) paid to a non-U.S. holder of shares of our common stock generally will be subject to withholding of United States federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is
(1) effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States, or (2) if a tax treaty applies, attributable to a United States permanent establishment of the non-U.S. holder, in which cases the dividend will be taxed at ordinary United States federal income tax rates. If the non-U.S. holder is a corporation, such effectively connected income may also be subject to an additional ``branch profits tax.'' A non-U.S. holder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding obligation described above. Under the U.S.-Canada Tax Convention, the withholding rate on dividends for eligible Canadian residents is generally 15%.

Sale or Exchange of Shares of Our Common Stock. A non-U.S. holder generally will not be subject to United States federal income or withholding tax in respect of any gain recognized on the sale or other taxable disposition of shares of our common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States; (2) in the case of a non-U.S. holder who is an individual and holds the shares as a capital asset, the non-U.S. holder is present in the United States for 183 or more days during the taxable year of the disposition and satisfies certain other conditions; or (3) (a) we are or have been during certain periods preceding the disposition a "U.S. real property holding corporation" for United States federal income tax purposes (which we do not believe we are or are likely to become), and (b) assuming that shares of our common stock will be "regularly traded on an established securities market" for United States federal income tax purposes, the non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our outstanding common stock. Generally, an individual who is a resident of Canada for purposes of the U.S.-Canada Income Tax Convention will not be subject to U.S. tax on the sale or other disposition of shares of our common stock.

Backup Withholding and Information Reporting

Dividends. Until January 1, 2001, United States backup withholding tax generally will not apply to dividends paid on our common shares to a non-U.S. holder at an address outside the United States. We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such non-U.S. holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the non-U.S. holder's country of residence.

Sale or Exchange of Shares of Our Common Stock. Upon the sale or other disposition of shares of our common stock by a non-U.S. holder to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the non-U.S. holder certifies its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other disposition of shares of our common stock by a non-U.S. holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold), unless the broker has documentary evidence in its files that the seller is a non-U.S. holder and/or certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

  Amounts withheld under the backup withholding rules are generally allowable as a credit against such non-U.S. holder's United States federal income tax liability (if any), which may entitle such non-U.S. holder to a refund, provided that the required information is furnished to the IRS.

  The IRS has issued final regulations relating to withholding, information reporting and backup withholding that unify certain certification procedures and forms and clarify reliance standards. The final regulations will be effective with respect to payments made after December 31, 2000. The final regulations eliminate the general prior legal presumption that dividends paid to an address in a foreign country are paid to a resident of that country. In addition, the final regulations impose certain certification and documentation requirements on non-U.S. holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty or otherwise claiming a reduction of, or exemption from, the withholding obligation described above. Non-U.S. holders are urged to consult their own tax advisors as to the effect, if any, of the final regulations on their ownership and disposition of shares of our common stock.

United States Estate Tax Consequences

  Shares of our common stock owned at the time of his or her death by an individual non-U.S. holder will be includable in his or her gross estate for United States federal estate tax purposes and, subject to certain credits, may be subject to United States federal estate tax, unless an applicable income or estate tax treaty provides otherwise. Under certain circumstances, Article XXXIXB of the U.S.-Canadian Income Tax Convention limits the application of the U.S. estate tax to Canadian residents. Accordingly, Canadian residents are urged to consult their tax advisors regarding the possible application of the U.S. estate tax.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by Uniphase under the Exchange Act with the Commission and are incorporated into this prospectus by reference:

     a. Uniphase's Annual Report on Form 10-K for the year ended June
        30, 1998;

     b. Uniphase's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

     c. Uniphase's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998;

     d. Uniphase's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998;

     e. Uniphase's Quarterly Report on Form 10-Q/A for the quarter ended December 31, 1998;

     f. Uniphase's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     g. Uniphase's Report on Form 8-K/A dated as of August 24, 1998;

     h. Uniphase's Report on Form 8-K/A dated as of August 25, 1998;

     i. Uniphase's Report on Form 8-K dated as of January 7, 1999;

     j. Uniphase's Report on Form 8-K/A dated as of April 28, 1999;
        and

     k. Uniphase's definitive Proxy Statement on Form 14-A filed on June 2, 1999;

     l. The description of the Registrant's common stock contained in Uniphase's Registration Statement on Form 8-A filed with the Commission on November 15, 1993.

  Each document filed by Uniphase pursuant to sections 13(a), 13(c), 14 and 15(d) of the exchange act subsequent to the date of this prospectus and prior to the termination of the offering made by this prospectus shall be deemed to be any statement contained into this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained into this prospectus (or in the applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

  Copies of all documents which are incorporated into this prospectus by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Please direct requests to the corporate secretary at Uniphase's corporate headquarters at 163 Baypointe Parkway, San Jose, California 95134 or by telephone at (408) 434-1800.


                              LEGAL OPINIONS

  The validity of the issuance of the shares of common stock offered pursuant to this prospectus and certain U.S. tax consequences will be passed upon for Uniphase by Morrison & Foerster LLP, Palo Alto, California. Certain Canadian tax consequences will be passed on by Tory Tory DesLauriers & Binnington, Toronto, Canada.

                                 EXPERTS

  The consolidated financial statements of Uniphase Corporation appearing in Uniphase Corporation's Current Report on Form 8-K/A dated April 28, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Philips Optoelectronics, a Division of Koninklijke Philips Electronics N.V. included in its Amendment No. 2 to the Current Report on Form 8-K/A dated August 25, 1998, have been audited by Ernst & Young Accountants, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INTERESTS OF NAMED EXPERTS

  Michael C. Philips, a partner with Morrison & Foerster LLP, our counsel, also serves as a Senior Vice President and General Counsel of Uniphase.

                     WHERE YOU MAY FIND MORE INFORMATION

  Uniphase is subject to the informational requirements of the Securities Exchange Act of 1934, and accordingly Uniphase files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference
Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The
Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including us, that file electronically with the Commission. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning Uniphase can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

  We have with the Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act of 1933, with respect to the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the shares offered by this prospectus, reference is hereby made to the registration statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

  No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or since the date of any documents incorporated into this prospectus by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.



                                  PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated fees and expenses payable by Uniphase in connection with the issuance and distribution of the common stock registered hereby. All of such fees and expenses are estimates, except the securities act registration fee.
Securities Act Registration Fee



Secutities Act Registration Fee........................$1,354,508.70
Printing and duplicating fees..........................     5,000.00
Legal fees and expenses................................    30,000.00
Accounting fees and expenses...........................    30,000.00
Miscellaneous expenses.................................     5,000.00
                                                       --------------
     *Total............................................$1,424,508.70
                                                       ==============


*None of the expenses listed above will be borne by the selling stockholders.

[CAPTION]



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The indemnification and liability of Uniphase's directors and officers are governed by Delaware law. Under Section 145 of the General Corporation Law of the State of Delaware, Uniphase has broad powers to indemnify its directors and officers against liabilities that may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Uniphase's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

  Uniphase's Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to Uniphase and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts of omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  Uniphase has entered into agreements with its directors and certain of its executive officers that require Uniphase to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of Uniphase or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Uniphase and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  Uniphase has obtained a policy of directors' and officers' liability insurance that insures Uniphase's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.





ITEM 16. EXHIBITS

 Exhibit
 Number                       Exhibit Description
---------  ---------------------------------------------------------
   2.1     Merger Agreement by and among Uniphase Corporation, 3506967
           Canada Inc. and JDS FITEL Inc., dated as of January 28, 1999 as amended and restated as of April 29, 1999 (incorporated by reference to Registrant's preliminary Proxy Statement on
           Schedule 14-A filed on May 4, 1999).

   2.2     First Amended and Restated Rights Agreement dated January 16,
           1999 (incorporated by reference to Registrant's Registration
           Statement on Form 8-A 12G/A filed on February 4, 1999).

   4.1     Provisions Attaching to the exchangeable shares of 3506967
           Canada Incorporated (incorporated by reference to Registrant's
           Proxy Statement on Schedule 14-A filed on April, 1999).

   5.1*    Opinion of Morrison & Foerster LLP

   8.1*    Opinion of Morrison & Foerster LLP

   8.2*    Opinion of Tory Tory DesLauriers & Binnington

  23.1*    Consent of Morrison & Foerster LLP (included in Exhibit 5.1)

  23.2*    Consent of Morrison & Foerster LLP (included in Exhibit 8.1)

  23.3* Consent of Tory Tory DesLauriers & Binnington (included in exhibit 8.2)

  23.4     Consent of Ernst & Young LLP, independent auditors

  23.5     Consent of Ernst & Young Accountants, independent auditors

  24.1     Power of Attorney (included on signature page hereto)


*       Previously filed as an exhibit to Uniphase's Registration
        Statement on Form S-3 filed on May 19, 1999 (Registration
        No. 333-78821) with the corresponding exhibit number, and incorporated by reference herein.




Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii)To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or
          Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under
Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.










                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on June 14, 1999.

                                           UNIPHASE CORPORATION

                                           By:  /s/ Kevin N. Kalkhoven
                                                Kevin N. Kalkhoven
                                                President, Chief Executive
                                                Officer and Chairman of
                                                the Board


                             POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Kevin N.
Kalkhoven and Anthony R. Muller as his/her true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his/her stead, in any and all capacities, to sign on his/her behalf the Registration Statement on Form S-3 in connection with the sale by Uniphase Corporation of shares of offered securities, and to execute any amendments thereto (including post-effective amendments) or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, jointly and severally, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:



          Signature                            Title                      Date
------------------------------  -----------------------------------  --------------
  /s/ KEVIN N. KALKHOVEN        President, Chief Executive Officer,  June 14, 1999
------------------------------  Chairman of the Board and Director
  Kevin N. Kalkhoven            (Principal Executive Officer)


  /s/ ANTHONY R. MULLER         Senior Vice President, Chief         June 14, 1999
------------------------------  Financial Officer and Secretary
  Anthony R. Muller             (Principal Financial and
                                Accounting Officer)


  /s/ ROBERT C. FINK*           Director                             June 14, 1999
------------------------------
  Robert C. Fink

  /s/ PETER A. GUGLIELMI*       Director                             June 14, 1999
------------------------------
  Peter A. Guglielmi

  /s/ STEPHEN C. JOHNSON*       Director                             June 14, 1999
------------------------------
  Stephen C. Johnson

  /s/ MARTIN A. KAPLAN*         Director                             June 14, 1999
------------------------------
  Martin A. Kaplan

  /s/ CATHERINE P. LEGO*        Director                             June 14, 1999
------------------------------
  Catherine P. Lego

  /s/ WILSON SIBBETT, Ph.D.*    Director                             June 14, 1999
------------------------------
  Wilson Sibbett, Ph.D.

  /s/ CASIMIR SKRZYPCZAK*       Director                             June 14, 1999
------------------------------
  Casimir Skrzypczak

  /s/ WILLEM HAVERKAMP*         Director                             June 14, 1999
------------------------------
  Willem Haverkamp

*By: /s/ KEVIN N. KALKHOVEN                                          June 14, 1999
         ------------------
         Kevin N. Kalkhoven
         Attorney-in-fact


